Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2006

Mr. William Borne
Chief Executive Officer and
Chairman of the Board
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, LA 70816

Re: Amedisys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Form 10-Q for the Period Ended September 30, 2005
Filed November 9, 2005
File No. 000-24260

Dear Mr. Carter:

        We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief